REX Stores Corporation
2875 Needmore Road
Dayton, Ohio 45414
(937) 276-3931

April 13, 2010

Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	REX Stores Corporation
Form 10-K for Fiscal Year Ended January 31, 2009,
Filed April 16, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 3, 2009
File No. 001-09097

Dear Mr. Thompson:

The following letter sets forth below the responses of REX Stores Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance in its letter to the Company dated March 26, 2010, with respect to the above referenced filings. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter will be filed with the Commission as correspondence through EDGAR. We will include the content of our responses in all appropriate future filings, beginning with the Form 10-K for the year ended January 31, 2010. The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended January 31, 2009

Financial Statements

Note 2 Investments, page 57

1.

We reviewed your response to comment 10 in our letter dated January 27, 2010. We note your intention to perform the Rule 3-09 significance tests in connection with the upcoming filing of your Form 10-K for fiscal 2009. Please be advised that three years of financial statements for both Big River and Patriot will be required to be included in the upcoming filing. The significance tests for fiscal 2009 will indicate whether the financial statements for fiscal 2009 are required to be audited.

In our response in our letter dated February 19, 2010 to comment 10, we indicated that we intended to file on Form 10-K/A fiscal year 2008 audited financial statements and to provide financial statements for all comparative periods required in accordance with Regulation S-X, Rule 3-09(b). However, given that we expect to file our Form 10-K for fiscal year 2009 on or about April 16, 2010, we propose to include the financial statements described below in our 2009 Form 10-K rather than file an amendment to our 2008 Form 10-K.

With respect to the inclusion of the financial statements of Patriot, we intend to provide audited financial statements for fiscal years 2009, 2008 and 2007. We do not intend to provide financial statements for fiscal year 2006. We note that Patriot was a development stage enterprise until fiscal year 2008 and, furthermore, we did not acquire Patriot until December 4, 2006. Thus, we do not believe that the omission of fiscal year 2006 financial statements of Patriot is misleading to investors and the results of operations were not material. As discussed in our prior response, Patriot was significant in 2008 and is expected to be significant in 2009.

With respect to the inclusion of the financial statements of Big River, we intend to provide two sets of audited financial statements, comparative fiscal years ended 2009 and 2008 and comparative fiscal years ended 2007 and 2006, as such are readily available. As discussed in our prior response, Big River was significant in 2008 and is not expected to be significant in 2009.

We will perform the Rule 3-09 significance tests for all years, after adjusting for discontinued operations as discussed below, in connection with the finalization of our fiscal year 2009 financial results and the upcoming filing of our Annual Report on Form 10-K and ensure that financial statements required under Rule 3-09 are audited for all years in which they are significant.

Note 16. Discontinued Operations and Assets Held for Sale, page 78

2.

We reviewed your response to comments 13 and 14 in our letter dated January 27, 2010. Based on the information you provided, it appears that the historical operations of closed retail stores, as well as the restructuring charges related to closed stores, should be classified in discontinued operations from the date of the store closure. Please note and consider the following:

•

As discussed in the basis for conclusions of the FASB in paragraph B106 of SFAS 144, the eliminations of assets in a disposal transaction is not a condition for reporting discontinued operations. While we understand that you continue to have operations, cash flows and continuing involvement with the real estate assets, it appears that the operations and direct cash flows of closed stores (the component) have been eliminated from your ongoing operations. We also understand that you do not have any significant continuing involvement in the operations of the stores after their closure. If our understanding on this point is not correct, please explain in detail. If you believe predominant practice supports your position, please explain in detail.

•

It appears that you should not expect significant cash flows from a migration of customers to other open and operating retail stores as a result of your plant to exit the retail business (refer to FASB ASC 205-20-55-7). If our understanding on this point is not correct, please explain in detail.

•	Costs associated with an exit activity involving discontinued operations should be included in income from discontinued operations (refer to FASB ASC 420-10-45-3).

Either provide us with additional information that clearly supports your classification of operating results of closed stores and related restructuring costs in continuing operations or reclassify such amounts to income from discontinued operations in your financial statements included in Form 10-K for the fiscal year ended January 31, 2010. If you reclassify the operating results of closed stores and related restructuring costs to discontinued operations, we believe you should provide some disclosure that alerts users of the financial statements that the operating results of closed stores and related restructuring charges classified in income from continuing operations in previously issued financial statements for the fiscal year ended January 31, 2009 and the subsequent interim periods were reclassified as discontinued operations. Please also describe the reason for the reclassifications and the effect of the reclassifications on each financial statement line item, including per-share amounts.

Lastly, please tell us how you plan to classify the extended warranty activities of the retail segment in your financial statements for fiscal 2009 and the basis in GAAP for your presentation. It seems that these activities should also be reclassified to discontinued operations as a result of your exit of the retail business.

As referenced in our response letter dated February 19, 2010, we historically have presented the retail operations of certain closed stores, (18 of 108 stores at January 31, 2009 for example) in continuing operations, as we believed continuing involvement in the form of lease operations or migration of customers precluded discontinued operations treatment. After considering the Staff’s comments, we agree with the view that such historical retail-related operations, as well as the restructuring charges related to closed stores, should be reclassified to discontinued operations from the date of the store closure, as the operations of the store component have ceased and the nature of the cash flows has changed.

With respect to the extended warranty activities of the retail segment, we intend to classify the related amounts in discontinued operations, effective during the quarter ended July 31, 2009. Until we completely exited the retail business in the second quarter of fiscal year 2009, we continued to sell extended service contracts at retail store locations. Although the extended warranty program has been, and will be, managed centrally at the Company’s corporate headquarters, such warranties were originally sold through our retail stores in connection with our retail segment operations (i.e. product sales). There will be no significant continuing cash flows in the form of future warranty sales, and as such we have concluded these activities should be reclassified to discontinued operations. We believe the guidance contained in ASC 205-20-55-19 is applicable, which states, in part:

“The circumstances discussed in paragraph 205-20-45-5 would not constitute continuing cash flows or continuing involvement. Examples include the following:

a. The resolution of contingencies that arise pursuant to the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnification issues with the purchaser

          b. The resolution of contingencies that arise from and that are directly related to the operations of the component prior to its disposal, such as environmental and product warranty obligations retained by the seller...”

We have assessed the materiality of the error noted above related to the presentation of our retail operations on our prior year audited financial statements and our fiscal year 2009 interim financial statements. This assessment considered both the quantitative and qualitative aspects of the error in accordance with SAB Topic 1M.

Quantitative Considerations of the Error

The effects of this reclassification on years prior to fiscal year 2009 were less than $30,000 in any given year as it relates to the amount of income or loss to reclassify from continuing operations to discontinued operations. The impact to net sales and gross profit is less than 5% of consolidated totals. The following table summarizes the effects of the error on our annual financial statements, had we reflected the 18 closed stores in discontinued operations along with other closed stores, for fiscal years ended January 31, 2009, 2008 and 2007. We have concluded that such amounts are not material.

Year Ended January 31, 2009	As Reported	Adjustments	As Restated

Net sales and revenue	$230,627	$(1,396)	$229,231
Cost of sales	183,547	(1,162)	182,385
Gross profit	47,080	(234)	46,846
Selling, general and administrative expenses	53,796	(242)	53,554
Interest expense	3,155	—	3,155
Income (loss) from continuing operations	(2,271)	5	(2,266)
Income (loss) from discontinued operations, net of tax	(1,359)	(5)	(1,364)
Gain on sale of discontinued operations	333	—	333
Net income (loss)	(3,297)	—	(3,297)
Diluted earnings (loss) per share from continuing operations	$(0.22)	$—	$(0.22)
Diluted earnings (loss) per share from discontinued operations	$(0.13)	$—	$(0.13)
Diluted earnings per share from gain on sale of discontinued operations	$0.03	$—	$0.03
Diluted net income (loss) per share	$(0.32)	$—	$(0.32)

Year Ended January 31, 2008	As Reported	Adjustments	As Restated

Net sales and revenue	$194,787	$(4,397)	$190,390
Cost of sales	136,508	(3,349)	133,159
Gross profit	58,279	(1,048)	57,231
Selling, general and administrative expenses	53,704	(1,004)	52,700
Interest expense	165	(90)	75
Income (loss) from continuing operations	26,393	29	26,422
Income (loss) from discontinued operations, net of tax	(2,306)	(29)	(2,335)
Gain on sale of discontinued operations	9,780	—	9,780
Net income (loss)	33,867	—	33,867
Diluted earnings (loss) per share from continuing operations	$2.25	$—	$2.25
Diluted earnings (loss) per share from discontinued operations	$(0.20)	$—	$(0.20)
Diluted earnings per share from gain on sale of discontinued operations	$0.84	$—	$0.84
Diluted net income (loss) per share	$2.89	$—	$2.89

Year Ended January 31, 2007	As Reported	Adjustments	As Restated

Net sales and revenue	$201,881	$(9,935)	$191,946
Cost of sales	145,099	(7,604)	137,495
Gross profit	56,782	(2,331)	54,451
Selling, general and administrative expenses	56,220	(2,244)	53,976
Interest expense	1,062	(97)	965
Income (loss) from continuing operations	9,982	6	9,988
Income (loss) from discontinued operations, net of tax	(21)	(6)	(27)
Gain on sale of discontinued operations	1,390	—	1,390
Net income (loss)	11,351	—	11,351
Diluted earnings (loss) per share from continuing operations	$0.86	$—	$0.86
Diluted earnings (loss) per share from discontinued operations	$—	$—	$—
Diluted earnings per share from gain on sale of discontinued operations	$0.12	$—	$0.12
Diluted net income (loss) per share	$0.98	$—	$0.98

The table below summarizes the effects of the error on our interim financial information reported subsequent to January 31, 2009, had we reflected closed (and owned) stores and extended warranty activities (as of July 31, 2009) in discontinued operations along with all other closed stores, to our interim financial statements as of April 30, July 31 and October 31, 2009:

Three Months Ended April 30, 2009	As Reported	Adjustments	As Restated

Net sales and revenue	$29,734	$(7,532)	$22,202
Cost of sales	25,015	(6,907)	18,108
Gross profit	4,719	(625)	4,094
Selling, general and administrative expenses	5,749	(1,695)	4,054
Interest expense	878	(65)	813
Income (loss) from continuing operations	(1,329)	832	(497)
Income (loss) from discontinued operations, net of tax	(402)	(704)	(1,106)
Loss on sale of discontinued operations, net of tax	—	(128)	(128)
Net income (loss)	(1,731)	—	(1,731)
Diluted earnings (loss) per share from continuing operations	$(0.14)	$0.08	$(0.06)
Diluted earnings (loss) per share from discontinued operations	$(0.05)	$(0.07)	$(0.12)
Diluted earnings per share from loss on sale of discontinued operations	$—	$(0.01)	$(0.01)
Diluted net income (loss) per share	$(0.19)	$—	$(0.19)

Three Months Ended July 31, 2009	As Reported	Adjustments	As Restated

Net sales and revenue	$21,477	$(4,332)	$17,145
Cost of sales	17,912	(1,679)	16,233
Gross profit	3,565	(2,653)	912
Selling, general and administrative expenses	1,905	(336)	1,569
Income (loss) from continuing operations	638	(1,435)	(797)
Income (loss) from discontinued operations, net of tax	(52)	1,435	1,383
Gain on sale of discontinued operations	251	—	251
Net income (loss)	837	—	837
Diluted earnings (loss) per share from continuing operations	$0.07	$(0.15)	$(0.08)
Diluted earnings (loss) per share from discontinued operations	$(0.01)	$0.15	$0.14
Diluted earnings per share from gain on sale of discontinued operations	$0.03	$—	$0.03
Diluted net income (loss) per share	$0.09	$—	$0.09

Three Months Ended October 31, 2009	As Reported	Adjustments	As Restated

Net sales and revenue	$64,416	$(2,719)	$61,697
Cost of sales	56,556	(520)	56,036
Gross profit	7,860	(2,199)	5,661
Selling, general and administrative expenses	2,581	(1,347)	1,234
Income (loss) from continuing operations	2,295	(556)	1,739
Income (loss) from discontinued operations, net of tax	(22)	556	534
Net income (loss)	2,273	—	2,273
Diluted earnings (loss) per share from continuing operations	$0.24	$(0.06)	$0.18
Diluted earnings (loss) per share from discontinued operations	$—	$0.06	$0.06
Diluted net income (loss) per share	$0.24	$—	$0.24

Although the error as a percentage of the individual line items is significant to certain interim periods, we believe that the error is not material for the qualitative reasons discussed below, as well as the fact total net income was not affected, nor was our alternative energy segment profit (loss) or real estate segment profit (loss).

The Company also believes the guidance on ASC 250-10-45-27 is applicable which states:

“In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period” (formerly APB 28, paragraph 29).

In assessing the impact of the reclassification error, we note the impact to revenues, gross profit and net loss, on an individual quarterly basis is not material to the amounts for the full fiscal year, and represents only approximately 4-5% of our consolidated annual period totals.

Qualitative Considerations of the Error

The error did not impact our reported net income or earnings per share for any prior periods presented. The error impacted only certain line items within the consolidated statement of operations. SAB Topic 1M states:

“Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material, if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

As discussed in SAB Topic 1M, we also assessed the qualitative characteristics of the error. We reviewed the qualitative factors and have summarized the key items as follows:

•

Whether the misstatement masks a change in earnings or other trends, or changes a loss into income or vice versa. The error did not impact net income, but instead affected only certain line items within the consolidated statements of operations. The error resulted in income from continuing operations for the quarter ended July 31, 2009 being originally reported as $638,000; the correction results in income from continuing operations for the quarter ended July 31, 2009 being reported (restated) as a loss of $716,000. This is the only instance in which income from continuing operations is restated from income to loss or vice versa. We note that the profitability of our retail operations were reported as a separate segment, and have been separately identified to users of our historical financial statements. Furthermore, we disclosed in various filings that we were exiting the retail business. Examples of such disclosures are as follows:

Form 10-Q – April 30, 2009:

“As of April 30, 2009, we operated 19 stores in 10 states, predominantly in small to medium-sized markets under the trade name “REX”. We expect to be substantially completed with the wind down of our retail business by July 31, 2009”: (MD&A section)

“The Company plans to exit the retail business during fiscal year 2009.” (Note 12)

Form 10-Q – As disclosed in both July 31, 2009 and October 31, 2009:

“The Company substantially completed the exit of its retail business during the second quarter of fiscal year 2009, although it will continue to recognize revenue and expense associated with administering extended service policies.” (Note 11)

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing significant role in the registrant’s operations or profitability. The error only affected the retail segment profitability measure. We disclosed in our January 31, 2009 filing on Form 10-K that we anticipate closing, in fiscal year 2009, the remainder of our retail locations. Furthermore, we disclosed in our filing on Form 10-Q at July 31, 2009 that we have substantially completed our exit of the retail business as of July 31, 2009, as noted above.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Our investors and analysts have not developed expectations for our retail business since we announced our wind down and exit, as discussed above. We believe investors and analysts focus primarily on our alternative energy business, which is reported as a separate segment, as well as our cash position. We do not believe this reclassification of retail results to discontinued operations impacts investors or analysts’ expectations.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements, loan covenants or other contractual requirements, or management’s compensation. The error had no impact on any of these items.

Additional Considerations

As discussed in the Securities and Exchange Commission’s Progress Report of the SEC Advisory Committee on Improvements to Financial Reporting dated February 28, 2008 (“The Advisory Committee report”), “the determination of how to correct a material error should be based on the needs of current investors. For example, a material error that has no relevance to a current investor’s assessment of the annual financial statement would not require restatement of the annual financial statements in which the error occurred, but would need to be disclosed in an appropriate document”. The Advisory Committee report further states that “there may be no need for the filing of amendments to previously filed annual or interim reports to reflect restated financial statements, if the next annual or interim period report is being filed in the near future and that report will contain all of the relevant information.”

The Advisory Committee report reinforced the following concepts already present in current guidance:

•	Those who evaluate the materiality of an error should make the decision based upon the perspective of a reasonable investor.

•	Materiality should be judged based on how an error affects the total mix of information available to a reasonable investor.

•

Just as qualitative factors may lead to a conclusion that a quantitatively small error is material, qualitative factors also may lead to a conclusion that a quantitatively larger error is not material. The evaluation of errors should be on a ‘sliding scale.”

Conclusion on SAB Topic 1M Assessment

We do not believe that, in light of the consideration of the qualitative and quantitative factors noted above, the magnitude of this item was such that it was probable that the judgment of a reasonable person relying upon the January 31, 2009 consolidated financial statements or the interim condensed consolidated financial statements subsequent to January 31, 2009 would have been changed or influenced by the inclusion or correction of this item. Based upon the considerations discussed above, we do not believe that it would be beneficial to our investors or necessary to amend our previously filed January 31, 2009 Form 10-K or interim reports subsequent to January 31, 2009 filed on Form 10-Q. Thus, we determined that we would correct the error in our January 31, 2010 Form 10-K, and provide disclosure of the correction (see proposed disclosure below). Also note that in accordance with ASC Topic 205-20 “Discontinued Operations”, we are required to retrospectively adjust our prior periods presented, including the disclosed quarterly unaudited information.

We intend to provide disclosures that alert the users of the financial statements that the operating results of closed stores and related restructuring charges classified in income from continuing operations in previously issued financial statements were reclassified as discontinued operations. We anticipate our disclosure will be similar to the following:

Note X - Quarterly Unaudited Information

The following tables set forth the Company’s net sales and revenue, gross profit (loss), net income (loss) and net income (loss) per share (basic and diluted) for each quarter during the last two fiscal years. The unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

	Quarters Ended (In Thousands, Except Per Share Amounts)

	April 30, 2009	July 31, 2009	October 31, 2009	January 31, 2010

Net sales and revenue (a)	$14,248	$17,145	$61,697	$77,174
Gross profit (a)	275	912	5,661	12,885
Net (loss) income	(1,731)	837	2,273	7,273
Basic net (loss) income per share	$(0.19)	$0.09	$0.25	$0.78
Diluted net (loss) income per share (b)	$(0.19)	$0.09	$0.24	$0.75

	Quarters Ended (In Thousands, Except Per Share Amounts)

	April 30, 2008	July 31, 2008	October 31, 2008	January 31, 2009

Net sales and revenue (a)	$1,262	$24,971	$22,539	$19,866
Gross profit loss(a)	151	740	(2,357)	2,671
Net income (loss)	1,526	1,206	(650)	(5,379)
Basic net income (loss) per share (b)	$0.14	$0.11	$(0.07)	$(0.57)
Diluted net income (loss) per share (b)	$0.13	$0.11	$(0.07)	$(0.57)

a)	Amounts differ from those previously reported as a result of retail operations and certain real estate assets sold being reclassified as discontinued operations.

b)

The total of the quarterly net income (loss) per share amounts do not equal the annual net loss or income per share amount due to the impact of varying amounts of shares and options outstanding during the year.

During the fourth quarter of fiscal year 2009, the Company identified an error in its classification of certain closed retail stores in continuing operations as of January 31, 2009 and for the interim periods subsequent to January 31, 2009 and for the classification of its extended warranty operations in continuing operations for interim periods subsequent to April 30, 2009. Management has evaluated the affects of the error on the consolidated financial statements for the years ended January 31, 2009 and 2008 and concluded the error was not material. The errors had no impact on the Company’s Consolidated Balance Sheet or the Consolidated Statements of Cash Flows for the years ended January 31, 2009, 2008 or 2007. The Company corrected the presentation for the years ended January 31, 2009 and 2008 in the accompanying Consolidated Statements of Operations. The errors had no impact on net income or loss on the Company’s Consolidated Statements of Operations; however it did impact income from continuing and discontinued operations by amounts not exceeding $30,000.

Because of the significance of the error correction to interim periods, we have summarized the effect of the restatement on the Consolidated Condensed Statements of Operations for the three-month periods ended April 30, 2009, July 31, 2009 and October 31, 2009, and the effect of the retrospective application of applying ASC 205-20 “Discontinued Operations” to financial statements previously issued. The impact of the correction of the error specific to income (loss) from continuing operations for the three-month periods ended April 30, 2009, July 31, 2009 and October 31, 2009 was $832,000, ($1,435,000) and ($556,000), respectively. The following reconciles certain amounts reported in the Condensed Consolidated Statements of Operations previously reported to the reclassified and corrected amounts reported currently:

Three Months Ended April 30, 2009	As Reported	Reclassified for Operations Discontinued in Subsequent Periods and Correction of Error	As Restated

Net sales and revenue	$29,734	$(15,486)	$14,248
Cost of sales	25,015	(11,042)	13,973
Gross profit	4,719	(4,444)	275
Selling, general and administrative expenses	5,749	(4,738)	1,011
Interest expense	878	(65)	813
Income (loss) from continuing operations	(1,329)	312	(1,017)
Income (loss) from discontinued operations, net of tax	(402)	(184)	(586)
Loss on sale of discontinued operations, net of tax	—	(128)	(128)
Net income (loss)	(1,731)	—	(1,731)
Diluted earnings (loss) per share from continuing operations	$(0.14)	$0.03	$(0.11)
Diluted earnings (loss) per share from discontinued operations	$(0.05)	$(0.02)	$(0.07)
Diluted earnings per share from loss on sale of discontinued operations	$—	$(0.01)	$(0.01)
Diluted net income (loss) per share	$(0.19)	$—	$(0.19)

Three Months Ended July 31, 2009	As Reported	Reclassified for Operations Discontinued in Subsequent Periods and Correction of Error	As Restated

Net sales and revenue	$21,477	(4,332)	$17,145
Cost of sales	17,912	(1,679)	16,233
Gross profit	3,565	(2,653)	912
Selling, general and administrative expenses	1,905	(336)	1,569
Income (loss) from continuing operations	638	(1,435)	(797)
Income (loss) from discontinued operations, net of tax	(52)	1,435	1,383
Gain on sale of discontinued operations, net of tax	251	—	251
Net income (loss)	837	—	837
Diluted earnings (loss) per share from continuing operations	$0.07	$(0.15)	$(0.08)
Diluted earnings (loss) per share from discontinued operations	$(0.01)	$0.15	$0.14
Diluted earnings per share from gain on sale of discontinued operations	$0.03	$—	$0.03
Diluted net income (loss) per share	$0.09	$—	$0.09

Three Months Ended October 31, 2009	As Reported	Reclassified for Operations Discontinued in Subsequent Periods and Correction of Error	As Restated

Net sales and revenue	$64,416	$(2,719)	$61,697
Cost of sales	56,556	(520)	56,036
Gross profit	7,860	(2,199)	5,661
Selling, general and administrative expenses	2,581	(1,347)	1,234
Income (loss) from continuing operations	2,295	(556)	1,739
Income (loss) from discontinued operations, net of tax	(22)	556	534
Net income (loss)	2,273	—	2,273
Diluted earnings (loss) per share from continuing operations	$0.24	$(0.06)	$0.18
Diluted earnings (loss) per share from discontinued operations	$—	$0.06	$0.06
Diluted net income (loss) per share	$0.24	$—	$0.24

Form 10-Q for fiscal Quarter Ended October 31, 2009

Item 1. Financial Statements

3.

We reviewed your response to comment 18 in our letter dated January 27, 2010. We do not believe you have supported your position that the subleased real estate is properly reported within results of continuing operations. Rather, it appears to us that the lease termination costs and other exit costs related to the retail business should be classified in discontinued operations. Please revise your classification of lease termination costs and other exit costs related to the retail business or provide detailed information that further supports your classification of such exit costs in continuing operations. Refer to the above comment regarding closed stores included in continuing operations for fiscal 2009.

This one subleased property was operated as a retail store until closed in 1992. Since 1992, we have operated this property as a leasing operation. There have been no retail-related results from this location included in continuing operations since 1992. As we actively manage the property and are involved with lease administration and negotiation, we believe the operations associated with this property are properly classified within continuing operations. There are no lease termination costs or other exit costs associated with this property. The operating results of this property are included in our real estate segment.

Item 9A. Controls and Procedures, page 84

Evaluation of Disclosure Controls and Procedures, page 84

Management’s Annual Report on Internal Control Over Financial Reporting, page 84

4.

Please tell us whether you reevaluated the conclusions of your chief executive and financial officers regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting in light of your failure to file the financial statements of Big River Resources, LLC and Patriot Renewable Fuels, LLC in accordance with Rule 3-09 of Regulation S-X. If your certifying officers’ conclude that your disclosure controls and procedures and/or internal control over financial reporting are effective despite your failure to provide the required financial information, please describe the basis for the officers’ conclusions. Please also address this comment in light of our comments regarding the classification of results of discontinued operations as applicable. See Items 307 and 308 of Regulation S-K.

We reevaluated the conclusions of our chief executive and financial officers and have concluded that our disclosure controls and procedures were ineffective for the year ended January 31, 2009. However, we concluded that our disclosure controls were effective for the year ended January 31, 2010. Given that we expect to file our Form 10-K for fiscal year 2009 on or about April 16, 2010, we propose to add disclosure in Item 9A, Controls and Procedures, regarding material changes to our disclosure and control procedures. We anticipate our disclosure will be similar to the following:

Material Changes to Disclosure Controls and Procedures

During fiscal year 2009, we have corrected errors in the process of calculating the significance of our equity method investees pursuant to Rule 3-09 of Regulation S-X. During fiscal 2008, deficiencies in our disclosure controls and procedures led to a failure to file required financial statements of Big River Resources, LLC and Patriot Renewable Fuels, LLC in accordance with Rule 3-09 of Regulation S-X in our Annual Report on Form 10-K for the year ended January 31, 2009. We have revised our calculations of significance of equity method investees, as appropriate, and have included required financial statements in this Annual Report on Form 10-K for the year ended January 31, 2010.

We reevaluated the conclusions of our chief executive and financial officers and have concluded that our internal control over financial reporting was effective for the year ended January 31, 2009. We do not believe the Rule 3-09 error noted above, regarding disclosure controls and procedures, resulted in a material weakness in internal controls over financial reporting as this error did not impact the consolidated financial statements, but rather impacted information that is required to be disclosed, filed or submitted under the Exchange Act rules.

We have also concluded that our internal control over financial reporting is effective as of January 31, 2010 in light of the error regarding presentation of retail operations as discontinued

operations in interim periods during fiscal year 2009. We have concluded such control deficiency is a significant deficiency in our internal control over financial reporting. Although the control deficiency related to this presentation error merits the attention of those charged with governance, we do not believe there was a reasonable possibility that a material misstatement of the Company’s financial statements would not have been prevented or detected on a timely basis. We note the error was not material to our financial statements, nor could the error have resulted in a material misstatement, either quantitatively or qualitatively. We note that the correction of error will be disclosed in the Form 10-K for the year ended January 31, 2010, and such was deemed to be an immaterial restatement. We will discuss this conclusion regarding the significant deficiency with our Audit Committee and our Independent Registered Public Accounting Firm.

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact Douglas L. Bruggeman at (937) 276-3931 (or by fax at (937) 276-8643). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Douglas L. Bruggeman

Douglas L. Bruggeman
Vice President-Finance, Chief Financial Officer and Treasurer